# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beneficient, CIK 0001775734
CUSIP: 08178Q309
Title of class of securities: Beneficient Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 325 N. SAINT PAUL STREET, SUITE 4850, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001600745

## Reporting persons
- Hatteras Investment Partners, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 562,749; shared voting power 0; sole dispositive power 562,749; shared dispositive power 0; aggregate amount beneficially owned 562,749 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Beneficient
Address of issuer's principal executive offices: 325 N. SAINT PAUL STREET, SUITE 4850, DALLAS, TEXAS, 75201

## Item 2. Person Filing
Name of person filing: Hatteras Investment Partners, LP
Address of principal business office or, if none, residence:
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
Citizenship: Hatteras Investment Partners, LP is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 562749
Percent of class: 6.9%
Sole power to vote or to direct the vote: 562749
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 562749
Shared power to dispose or to direct the disposition:
0

The securities reported herein are beneficially owned by one or more registered investment companies or other discretionary advisory clients of Hatteras Investment Partners, LP. When an investment management contract delegates to Hatteras Investment Partners, LP investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, Hatteras Investment Partners, LP considers itself to have sole investment or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly,

Hatteras Investment Partners, LP reports on SCHEDULE 13G/A that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d-3 under the Act, Hatteras Investment Partners, LP may be deemed to be the beneficial owner of the securities reported in this SCHEDULE 13G/A. Hatteras Investment Partners, LP disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, if any.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Hatteras Investment Partners, LP, including an investment company registered under the Investment Company Act of 1940 and other discretionary accounts, have the right to receive or power to direct the receipt of distributions from, and the proceeds from the sale of, the securities reported herein. Hatteras Master Fund, LP, an investment company registered under the Investment Company Act of 1940, has an interest in 5.7% of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hatteras Investment Partners, LP: David B. Perkins, Chief Executive Officer (01/21/2025)